NEWS RELEASE

April 29, 2011

Trading Symbols:

AMM :TSX, AAU : NYSE AMEX

www.almadenminerals.com

ALMADEN ACQUIRES THREE GOLD PROJECTS, PROVIDES NEVADA UPDATE

Almaden Minerals Ltd. (“Almaden” or “the Company”; AMM:TSX; AAU:NYSE) is pleased to report that it has acquired a 100% interest through staking in three new gold project located in Nevada. Two of the projects are in White Pine County and the other in Mineral County. In total 63 claims were acquired. The claims cover areas of alteration and mineralisation that the Company considers to be representative of sedimentary hosted replacement gold mineralisation similar to that of “Carlin-type” deposits of north-eastern Nevada. The Company now has a portfolio of 100% owned exploration projects in Nevada, some of which are described in more detail below. Work is planned on all projects for the 2011 field season including a first stage drill program at the Willow project where the Company has drill permits in place. Surface work designed to identify drill targets, including rock and soil sampling and geophysics, is planned at the other projects.

J.D. Poliquin, chairman of Almaden commented, “Our prospecting and project generation programs continue to yield results and we are very excited about the acquisition of these new projects in Nevada. We look forward to planning detailed work and drilling based on the results of this property scale work.”

BP Project

The 100% owned BP project is comprised of 207 claims in Mineral County Nevada in an area identified during a helicopter borne prospecting program in central Nevada conducted in 2010. This prospecting program utilised geological models and Aster satellite imagery to target unrecognised Carlin type mineralisation. The claims cover an area of jasperoid and clay alteration developed in an exposed debris flow in lower plate rocks, the geologic succession that hosts many of the important gold deposits in northern Nevada. The alteration and host rocks are typical of that of major Carlin type deposits in Nevada and the prospect is located roughly 30 miles from the Carlin district along the Carlin trend. The prospect is located nearby good access but off roads and no evidence of past work was noted in the area except for several small barite workings. Surface work returned anomalous gold and trace elements typical of Carlin type systems.

Paradise Valley, Nevada

This early stage 100% owned project located near the historic Paradise Peak gold mine in central Nevada covers an area of acid sulphate alteration interpreted to represent a high sulphidation system and was acquired by staking. A surface rock sampling program is planned for 2011.

Willow, Nevada

At Willow Almaden has completed geologic and alteration mapping, rock sampling, soil sampling and stream sediment sampling. Mapping has outlined a roughly 2 by 2 kilometer area of intense hydrothermal alteration characterised by minerals and features typical of high sulphidation epithermal systems including silicification and brecciation, alunite, kaolinite and dickite. In this area 174 rock samples have been taken with results ranging from 0.005 to 0.29 g/t gold. Soil sampling was conducted on a 200 by 50 meter grid. The 1,297 soil samples collected returned gold values from below detection up to 1.2 g/t gold and averaging 0.024 g/t gold (24 ppb gold). Several significant areas of greater than 0.1 g/t gold were outlined in this soil sampling program. Stream sediment samples were also taken and returned values from 0.002 g/t gold to a high of 3.4 g/t gold and averaging 0.041 g/t gold (41 ppb). These geochemical results are considered extremely important, and with the hydrothermal alteration, are interpreted to be indicative with top of a well mineralised high sulphidation gold system. Almaden plans to conduct a preliminary drill program at Willow in 2011.

About Almaden

Almaden is a well-financed mineral exploration company working in North America. The company has assembled mineral exploration projects, including the Ixtaca Zone, through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold and copper deposits as evidenced at Ixtaca. Currently six projects (Caldera, Caballo Blanco, Tropico, Nicoamen River, Matehuapil and Merit), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four further projects are held in joint ventures. Almaden also holds a 2% NSR interest in 11 projects. Almaden’s business model is to find and acquire mineral properties and develop them by seeking option agreements with others who can acquire an interest in a project by making payments and exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain without the capital that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects including the Ixtaca Zone.

Morgan Poliquin, Ph.D., P.Eng., a Qualified Person as defined by National Instrument 43-101, and the President and CEO of Almaden, has reviewed the technical information contained in this release. The analyses reported were carried out at ALS Chemex Laboratories of North Vancouver using industry standard aqua regia, ICP and fire assay techniques.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.

President, CEO and Director

Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE AMEX have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs, estimated project capital and other project costs  and the timing of submission and receipt and availability of regulatory approvals involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.